CLIMATE ACTION NOW

OUR PURPOSE

To help citizens fight climate change, as members of a like-minded social network, by putting thousands of actions at their fingertips.


CLIMATE ACTION NOW
500 pts
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Tell your U.S. Representative you want bold, bipartisan action to
Do It Now!
WHY
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Houston, we have a problem.

We live on a warming planet. It's warming because of the way we live. The warming is wreaking havoc with the weather and all the other natural systems on which our existence depends.

We have to change.



BREAKING NEWS
The House releases transcripts from testimony of key witnesses. Watch CNN

CNN World Africa Americas Asia Australia China Europe India Middle East United Kingdom • LIVE TV Edition

11,000 scientists warn of 'untold suffering' caused by climate change

By Emma Tobin and Ivana Kottasová, CNN
Updated 2:36 PM ET, Tue November 5, 2019

- 100 million Americans are "alarmed" about global warming, tripling in the last 5 years.
- These consumers support policy change but don't know what they or society can do.

Six Americas Surveys (2014 – 2019) Yale University

Our Solution

A social network with an ecommerce overlay that is organized around and dedicated to the pressing global need for collective climate action.

- ✓ Social
- ✓ Effective
- ✓ Addictive

Users with a smartphone app for climate action that is social, effective and addictive can, collectively, change the world.

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OUR SOLUTION

✓ SOCIAL
EFFECTIVE

- We know the top 100 solutions.
- 3,800 people control 80% of the world's emissions.
- One of the principal causes of global warming:

WHAT WE BUY.


NEW YORK TIMES BESTSELLER
DRAWDOWN
THE MOST COMPREHENSIVE PLAN EVER PROPOSED TO REVERSE GLOBAL WARMING
EDITED BY PAUL HAWKEN

CLIMATE ACTION NOW

OUR SOLUTION

✓ SOCIAL
EFFECTIVE


MEGA
Ultra Soft
IRRESISTIBLY SOFT, USE LESS
IRRÉSISTIBLEMENT DOUX, UTILISEZ-EN MOINS


who gives a crap

Made from sustainable bamboo.



Tens of thousands of sustainable products and services are available for sale, $150 billion in value or 25% of U.S. retail sales in 2021.

Nielsen Product Insider, 10.20.2018

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OUR SOLUTION

✓ SOCIAL
✓ EFFECTIVE

So, imagine an app that people can use to:

1. Take thousands of actions that promote the top 100 solutions.
2. Influence the 3,800 people who control 80% of the world's emissions.
3. Buy planet-friendly products and services in a unique, but proven, group buying format – the ideal purchasing platform for a social network.

CLIMATE ACTION NOW

OUR SOLUTION

✓ SOCIAL
✓ EFFECTIVE
ADDICTIVE

Our software design approach mirrors Fogg's model for addictiveness and Fogg has personally validated and endorsed our design.

BJ Fogg, Ph.D, Stanford University



Persuasive Technology:

Using Computers to Change What We Think and Do


Persuasive
Technology
Using Computers to Change What We Think and Do
B.J. FOGG

OUR SOLUTION

- ✓ SOCIAL
- ✓ EFFECTIVE
- ✓ ADDICTIVE



Fogg Maxim #1

Help people do what they already want to do by making it easy.

Fogg Maxim #2

Help people feel successful.

Unique & Compelling



CONSUMER GROUP BUYS

Our largest revenue driver will be "group buys," a social commerce experience with which we have deep experience.*

CONTENT. CONTENT. CONTENT.

We realize the importance of quality programming that is relevant and compelling to our diverse and demanding audience.

SCIENCE-BASED DESIGN

Purposefully designed software based on the best science available and endorsed by behavioral experts and climate leaders.*

PARTNERSHIPS

Leading environmental groups with large activist followings have expressed interest in using the app for recruitment and engagement.

Our work is important. We believe it can change the world!

*More to follow on "concept-proven" and "endorsed by climate leaders."

CLIMATE ACTION NOW

The Climate Reality Project®

"… it will be very much in the interest of The Climate Reality Project to encourage our Leadership Corp of over 30,000 activists and the hundreds of thousands of other supporters to download and utilize the Climate Action Now app."

- Ken Berlin, CEO, of Al Gore's Climate Reality Project

At least 2 similar organizations have expressed the same interest. We expect more to follow.



Introducing …


Pinduoduo Inc.
Together
More Savings
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49.30 USD +1.24 (2.58%)
Apr 29, 10:59 AM EDT · Disclaimer
1 day
5 days
1 month
6 months
YTD
1 year
5 years
Max
Mkt cap 59.32B
60
50
40
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10
2020

… the biggest company you've never heard of.

- Founded by ex-Googler Colin Huang in 2015.
- Chinese-only app adds social twist to ecommerce by offering discounts to shoppers that "gang-up" orders with friends and family.
- Demonstrates that "group buying" can flourish in social media environment.
- Climate Action Now staff has extensive experience in executing consumer group buys and has proprietary software to execute the buys.
- **Social network + group buying = powerful combination** and proof-of-concept.

CLIMATE ACTION NOW

Anatomy of a Group Buy

Battery powered blowers, organic makeup, eco-vacations, solar generators … there are 10s of 1000s of "green" products and services to sell.

Consumers promote the deal to their friends because the final price they pay depends on how many orders they placed as a group.

SAVE UP TO 30%

on the

Greenworks 80V Cordless Backpack Leaf Blower!



greenworks
80 VOLT
80
80 VOLT

Your Quantity:	1
Retail Price:	$329.00
Current Group Price:	$279.65
Current Group Quantity:	17
Current Group Savings:	15%
Current CO2 Savings:	3,500 lbs.

DISCOUNT SCHEDULE

	Qty	Price (each)	Savings	
	1-10	$296.10	10%	
>	11-25	$279.65	15%	<
	26-50	$263.20	20%	
	51-99	$246.75	25%	
	100+	$230.30	30%	

BUY NOW

Most group buys will last 2 weeks … allowing friends, family and others to join, but creating a sense of urgency.

Group buys can generates large consolidated transactions (100 units x $230 = $23,000) delivering big chunks of margin with no inventory risk.

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Demo


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ACTION
NOW

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Verizon
8:30 AM
75%
CLIMATE ACTION NOW
2100 pts / 21
500 pts
2 minutes
Petition your company commit to 100% renewable energy.
WHO
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WHY
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Join a Group Bu for an electri mountain bike.
Tell your U.S. Representative you want bold, bipartisan action to reverse global warming.

Users are offered thousands of actions...

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… that they can take in seconds …


Verizon
8:30 AM
75%
CLIMATE ACTION NOW
2100 pts / 21
500 pts
2 minutes
Tell your U.S. Representative you want bold, bipartisan action to reverse global warming.
WHO
WHY
DO IT LATER
ACTION
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TELL, FOR 500 PTS
Your U.S. Representative:
Anna G. Eshoo
18th Congressional District
202-225-8104
Email
50 PTS
Tweet
100 PTS
00:08
mute
keypad
audio
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DONE
reverse global warming.
Do It Now!
SKIP

… or just two touches!


Verizon 8:30 AM 75%
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2 minutes
Thank Walmart CEO Doug McMillon for working to "green" their supply chain.
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Verizon 8:30 AM 75%
THANK, FOR 100 PTS
The letter to CEO Doug McMillon reads:
I am a consumer who cares deeply about the climate crisis. Thanks for your hard work greening the Walmart supply chain. Keep it up!
Sign Thank You Letter
ACTION
SOCIAL
YOU
Verizon 8:30 AM 75%
THANK, FOR 100 PTS
You just earned 20 points!
The thank you letter will be delivered when we have 1,000 signatures and delivered again with each additional 1,000 signatures.
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MESSAGES
1h ago
Climate Action Now
Walmart CEO Doug McMillon has a message for you...
"Walmart CEO Doug McMillon has a message for you..."

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Your deed has been posted to the community feed.
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For another 100 points, would you like to contact one of your senators with the same message?
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You've earned a tree!
Your tree has been purchased by Walmart and will be planted by Trees Atlanta.
Your total trees: 14
Community total: 185
Paid for by
Walmart
OK
Planted by
TREES ATLANTA
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Every action earns points...

... for powerful rewards like trees ...

... while creating powerful paid-for brand impressions.

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Creating a compelling social experience ...



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Share a climate action, a suggestion for others, a news item, photo, etc.
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Enjoyed a meatless meal today.
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Holly @hollyatlcc
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Told my U.S. Representative I want bold, bipartisan action to reverse global warming.
Spoke to a staffer who said they're getting lots of calls like mine!
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WHY NOW?

Attitudes and Behaviors. Proof of Concept.

- The dangers of climate change are largely without dispute.
- Over the past several years, consumers' attitudes and behaviors have clearly migrated toward alarm and distress with respect to global warming.
- The world's Covid-19 response, with social distancing, proves individual and collective action can bend a curve. The climate curve can be bent with our collective action.
- The earth's response to global restrictions has been cleaner air and water and more frequent animal sightings, etc. Mother Nature responds to climate action!
- People want to help. But "help" needs to support what they already want to do. It must be easy. And rewarding.
- Covid – 19 is to the U.S. as SARS was to China in 2003 - an accelerator of "all things" ecommerce.


KLIMATET

CLIMATE ACTION NOW

U.S. MARKET SIZE

$150 Billion

According to Nielsen, by 2021, 25% of consumer retail dollars will be spent for "sustainable" products and services. The market is huge. The world market is immense.



100 million Americans are "alarmed" about climate change and ready to take action if easy and fullfilling to do so.

72M MILLENNIALS

Born '81 – '96, our primary target, as 83% are pre-disposed to buying environmentally-friendly products. They see climate change as an issue no matter their political affiliation. The younger, smaller **Gen Z** group is highly relevant as well.

65M GEN X

Born '65 - '80, this generation has considerable buying power; however, we will focus on the left-leaning segment as there is clear evidence the those on the right-side of the political spectrum either deny the issue or are unlikely to take action.

72M BOOMERS

Born '46 - '64, like Gen X, Boomers that identify with Democrats are a viable target. To both generations, climate change is more of a local than global concern.

Nielsen Product Insider, 10.20.2018

Six Americas Surveys (2014 – 2019) Yale University

CLIMATE ACTION NOW

COMPETITION

Climate Apps

These four apps are representative of dozens on the market. We believe they are all unviable due to their inferior design, content and revenue models.

DASHBOARD EARTH

JOULE BUG

JORO

WE DON'T HAVE TIME

WHY WE WIN:

- Proven ways to make money.
- Partnered with large environmental groups.
- Validated by experts: addictive, engaging and effective.
- More, better content.

Business Model

User acquisition prior to launch → User acquisition post launch → Activate in-app purchases → Market to "look-a-like" audiences

User acquisition prior to launch

FROM

- Beta testers
- Email recruiting
- Environmental groups
- Corporate partners

User acquisition post launch

LEVERAGING

- Facebook
- Google
- Influencer outreach
- Referrals

Activate in-app purchases

- Group buy revenue
- Carbon offset revenue
- Affiliate sales revenue

SUPPLEMENTED BY

Advertising & sponsorship revenue

Market to "look-a-like" audiences

App content:
- abundant
- relevant
- fresh

PROFILE



SENIOR MEMBER

BRETT WALTER

Founder & CEO

Climate Action Now's founder and CEO is Brett Walter, an expert in group purchasing solutions, an award-winning software designer, and a veteran Silicon Valley entrepreneur and executive, most notably as VP R&D at Symantec Corporation.



SENIOR MEMBER

PATRICK O'SULLIVAN

CMO

Climate Action Now CMO, Patrick O'Sullivan, formerly Senior Vice President of Interpublic Group, is an accomplished marketing, advertising, and business development executive.



SENIOR MEMBER

JOE DESTAFANO

CTO

Joe DeStefano, Climate Action Now's CTO is a Ph.D. Computer Scientist from Dartmouth with 30 years industry experience.

PROFILE

OUR TEAM

The Real Talent

From San Diego to Silicon Valley.
From Boston to North Carolina ...
coast-to-coast, north-to-south,
our team is young and talented.

Read More


Simon


Joanna


Linsey


Cooper


Leela


Matthew

P & L

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Revenue					
Carbon Offsets	73,100	923,381	3,906,604	9,253,284	17,536,252
Sponsorships	75,000	190,000	560,500	1,696,500	4,702,000
Group Buys	152,734	1,846,764	7,813,208	18,506,568	35,072,504
TOTAL	**300,834**	**2,960,144**	**12,280,312**	**29,456,352**	**57,310,755**
Cost of Sales	16,541	143,334	560,802	1,305,557	253,996
Gross Margin	284,293	2,816,809	11,719,510	28,150,795	54,779,760
Operating Expenses	1,777,926	1,692,795	2,519,334	3,883,083	6,232,552
EBITDA	**(893,633)**	**1,124,014**	**9,200,176**	**24,267,713**	**48,547,208**

This slide contains forward looking projections which cannot be guaranteed.

CLIMATE ACTION NOW



OUR VISION

In 5 Years

- Climate organizations will be calling us.
- We will have a virtual footprint on every continent.
- 50% of U.S consumers will be aware of us.
- We will top $50 million in sales.
- **5 million** Americans will be active users of the app.
- Our users will have taken 500 million climate actions.

This slide contains forward looking projections which cannot be guaranteed